SUBSIDIARIES OF WORKIVA INC.

Name	Jurisdiction

Workiva Canada ULC	Canada
Workiva Netherlands B.V.	Netherlands
Workiva UK Limited	United Kingdom
Workiva Holdings Limited	United Kingdom
Workiva Singapore Pte. Ltd.	Singapore
Workiva Hong Kong Limited	Hong Kong
Workiva Australia Pty. Ltd.	Australia
Workiva Germany GmbH	Germany
Workiva Ireland Limited	Ireland
Workiva France SAS	France
Workiva Japan G.K.	Japan
Workiva Sweden AB	Sweden
Workiva Spain S.L.	Spain
ParsePort ApS	Denmark
ParsePort B.V.	Netherlands